UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32735

CLARK HOLDINGS INC.

(Exact name of registrant as specified in its charter)

121 New York Avenue
Trenton, New Jersey 08638
(609) 396-1100

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, Each to Purchase One Share of Common Stock
Units, Each Consisting of One Share of Common Stock and One Warrant

 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1 holder of Common Stock, 0 holders of Warrants and 0 holders of Units

Pursuant to the requirements of the Securities Exchange Act of 1934, Clark Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2011

By:	/s/ Charles H. Fischer III
Name: Charles H. Fischer III
Title: President